04017752

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
APR 29 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Equity Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21550 Oxnard Street, Suite 1020
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Equity Investments, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public, Cobb County, Georgia
My Commission Expires March 27, 2004

Notary Public

Signature

Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

(SEC Identification No. 8-52849)

Financial Statements and Supplementary Information

December 31, 2003

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Controls)

Filed in accordance with
Rule 17-5(e)(3) as a
PUBLIC DOCUMENT.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
Alliant Equity Investments, LLC:

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC (the Company) (a wholly owned subsidiary of Alliant Asset Management Company, LLC) as of December 31, 2003 and the related statements of operations, member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Equity Investments, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2004

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	390,048
Total assets	$	390,048

Liabilities and Member's Capital

Liabilities:		
Accounts payable and accrued expenses	$	61,763
Due to Member		261,272
Total liabilities		323,035
Member's capital		67,013
Total liabilities and member's capital	$	390,048

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Broker's fee income	$	360,000
Interest income		1,924
Total revenues		361,924
Expenses:		
Broker's fee income		360,000
Personnel costs		163,117
Professional fees		13,000
General and administrative		58,813
Total expenses		594,930
Net loss	$	(233,006)

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Member's Capital

Year ended December 31, 2003

Balance at December 31, 2002	$	75,019
Capital contributions		225,000
Net loss		(233,006)
Balance at December 31, 2003	$	67,013

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(233,006)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in other assets		575
Increase in accounts payable and accrued expenses		52,650
Increase in due to Member		143,034
Net cash used in operating activities		(36,747)
Cash flows from financing activities:		
Capital contributions from Member		225,000
Net change in cash and cash equivalents		188,253
Cash and cash equivalents at December 31, 2002		201,795
Cash and cash equivalents at December 31, 2003	$	390,048

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Notes to Financial Statements

December 31, 2003

(1) Organization and Nature of Business

Alliant Equity Investments, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California limited liability company formed on July 27, 2000 and is a wholly owned subsidiary of Alliant Asset Management Company, LLC (the Member). The Company sells private placements, mainly limited partnership interests in Tax Credit Funds sponsored by Alliant Capital, Ltd., a Florida limited partnership. The Company primarily markets its products to large corporations and institutional investors.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. There were no securities transactions during 2003.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all short-term money market instruments, with maturities of three months or less at the date acquired, to be cash equivalents. As of December 31, 2003, the cash equivalents totaled $384,153 and consisted of short-term money market funds.

(b) Income Taxes

The Company operates as a limited liability company, which is treated as a disregarded entity for tax purposes and consequently is not subject to federal or state income taxes. The Member is required to include the Company's income and expenses in its own tax returns.

(c) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d) Revenue Recognition

The Company recognizes consulting fees and interest income as earned and will recognize private placement fees upon closing of private placements.

(Continued)

(3) Management Expense Sharing Agreement

The Company and the Member have entered into a Management Expense Sharing Agreement (the Agreement), whereby many of the expenses of the Company will be paid by the Member. Additionally, under the Agreement, the Member will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1. This additional capital shall be made available to the Company until sufficient revenues are generated by the Company to maintain the required net capital thresholds and pay operating expenses. Further, the Member has no recourse to the recapture or the collection of these capital contributions from the Company, and the Company has no obligation to repay these capital contributions to the Member or any other entity. Capital contributions recorded by the Company for the year ended December 31, 2003 were $225,000. The Member incurred $143,043 in costs on behalf of the Company for the year ended December 31, 2003. Such costs are included as expenses in the accompanying statement of operations and as due to member in the accompanying statement of financial condition.

(4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2003, the Company had net capital, as defined, of $55,556, which was $34,021 in excess of its required minimum net capital of $21,535. The Company's net capital ratio was 5.81 to 1 as of December 31, 2003.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(5) Related Party Transactions

The Company utilizes the services of an affiliate of an officer of the Company. During the year ended December 31, 2003, the Company paid the affiliate $31,945 for services rendered related to accounting and management.

(6) Commitments

The Company leases office space under an operating lease which expires in 2004 and which requires monthly payments of $575 until April 2004. Rental expense under the current lease agreements was $4,025 for the year ended December 31, 2003.

Schedule

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Total ownership equity qualified for net capital	$	67,013
Deductions and/or charges:		
Nonqualifying assets		—
Fidelity bond deductible		—
		—
Net capital before haircuts on securities		67,013
Deduct:		
Haircut on money market fund		7,683
Undue concentration		3,774
Net capital		55,556
Minimum net capital required		21,535
Excess net capital	$	34,021
Total aggregate indebtedness included in the statement of financial condition	$	323,035
Ratio of aggregate indebtedness to net capital		5.81 to 1

Note: The computation of net capital under Rule 15c-1 as of December 31, 2003, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 27, 2004, does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Structure

The Member
Alliant Equity Investments, LLC:

In planning and performing our audit of the financial statements of Alliant Equity Investments, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2004